Amulet Group Holdings Inc.
Statements of Financial Position
As of December 31, 2015

		GAAP
CURRENT ASSETS:		
Cash	$	64,973
Trade Accounts Receivable		1,497
Inventory		0
Prepaid Income Taxes		0
Total Current Assets		66,470
PROPERTY AND EQUIPMENT:		
Machinery and Equipment		4,730
Less: Accumulated Depreciation		(947)
Patents and Trademarks		25,859
Net Property and Equipment		29,642
TOTAL ASSETS	$	96,112
CURRENT LIABILITIES:		
Current Portion of Long-Term Debt	$	0
Accounts Payable		0
Credit Cards Payable		12,247
Total Current Liabilities		12,247
DEFFERRED TAX LIABILITY		0
LONG-TERM LIABILITIES		0
TOTAL LIABILITIES		12,247
MEMBER'S EQUITY		83,865
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	96,112

Amulet Group Holdings Inc.
Statements of Operations
For the Year Ended December 31, 2015

	GAAP
SALES	$ 0
COST OF SALES	34,292
GROSS PROFIT	(34,292)
OPERATING EXPENSES:	
Advertising	5,273
Auto and Truck Expenses	29,149
Bank Service Charges	185
Printing	5,133
Depreciation	947
Insurance	0
Legal and Accounting	21,513
Miscellaneous	12,323
Payroll Taxes	0
Rent	0
Repairs and Maintenance	0
Supplies	19,798
Travel	57,800
Utilities	3,653
Wages	80,162
Total Operating Expenses	235,934
OPERATING INCOME (LOSS)	(270,226)
INTEREST INCOME	1,154
INTEREST EXPENSE	14
NET INCOME BEFORE TAXES	(269,086)
INCOME TAXES:	
Current	-
Deferred	-
NET INCOME	$ (269,086)

Amulet Group Holdings Inc.
Statement of Cash Flow
For the Year Ended December 31, 2015

		GAAP
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	(269,086)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation		947
Deferred Income Taxes		-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable		(1,144)
Inventory		-
Accrued Interest		(1,972)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		-
Credit Cards Payable		12,247
Total Adjustments		10,078
Net Cash Flows From Operating Activities		(259,008)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment		(3,057)
Patents and Trademarks		(22,843)
Net Cash Flows From Investing Activities		(25,899)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common Stock		318,500
Net Cash Flows From Financing Activities		318,500
NET INCREASE (DECREASE) IN CASH		33,593
CASH - BEGINNING		31,380
CASH - ENDING	$	64,973

Amulet Group Holdings Inc.
Statements of Member's Equity
For the Year Ended December 31, 2015

	GAAP
MEMBER'S EQUITY - BEGINNING	$ 449,000
Net Income	(269,086)
Retained Earnings	(96,050)
MEMBER'S EQUITY - ENDING	$ 83,865

Amulet Group Holdings Inc.
Comments on Financials
For the Year Ended December 31, 2015

1. Revenue is only recognized when the product or service has been delivered.
2. The company has no employees, and all staff are paid as contractors
3. The company relies on investment or loan capital to operate at this time